UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Local Corporation

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

53954W104

(CUSIP Number)

March 12, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 53954W104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* The Series A Notes and the Series B Notes may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series A Notes, the Series B Notes, and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 53954W104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* The Series A Notes and the Series B Notes may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series A Notes, the Series B Notes, and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 53954W104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Trading Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO/HC

* The Series A Notes and the Series B Notes may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series A Notes, the Series B Notes, and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 53954W104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher L. Gust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

* The Series A Notes and the Series B Notes may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series A Notes, the Series B Notes, and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 53954W104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert R. Bellick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
Series A Notes convertible into 3,216,480 shares of common stock Series B Notes convertible into 3,173,484 shares of common stock Warrants to purchase 4,220,486 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

* The Series A Notes and the Series B Notes may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series A Notes, the Series B Notes, and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 53954W104

ITEM 1(a).	NAME OF ISSUER:
Local Corporation

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 7555 Irvine Center Drive Irvine, California 92618

ITEM 2(a).	NAME OF PERSON FILING:
Wolverine Asset Management, LLC Wolverine Holdings, L.P. Wolverine Trading Partners, Inc. Christopher L. Gust Robert R. Bellick

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
c/o Wolverine Asset Management, LLC 175 West Jackson Blvd., Suite 340 Chicago, IL 60604

ITEM 2(c).	CITIZENSHIP:
Wolverine Asset Management, LLC – Illinois Wolverine Holdings, L.P. – Illinois Wolverine Trading Partners, Inc. – Illinois Christopher L. Gust – US Citizen Robert R. Bellick – US Citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common stock, par value $0.00001 per share

ITEM 2(e).	CUSIP NUMBER:
53954W104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☒ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	☒ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

As of the date of this filing, Wolverine Asset Management, LLC (“WAM”) is deemed to beneficially own (i) Series A Notes (the “Series A Notes”) convertible into 3,216,480 shares of common stock of Local Corporation (the “Issuer”), (ii) Series B Notes (the “Series B Notes”) convertible into 3,173,484 shares of common stock of the Issuer, and (iii) warrants (the “Warrants”) to purchase 4,220,486 shares of common stock of the Issuer.  The Series A Notes and the Series B Notes may not be converted, and the Warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise.

The sole member and manager of WAM is Wolverine Holdings, L.P. (“Wolverine Holdings”).  Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. (“WTP”), the general partner of Wolverine Holdings.

	(b)	Percent of class:
9.99% (as described in Item 4(a) above).

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote: 9.99% (as described in Item 4(a) above).
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of: 9.99% (as described in Item 4(a) above).

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Wolverine Flagship Fund Trading Limited is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that are beneficially owned by WAM.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  March 19, 2015

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.00001 per share, of Local Corporation and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 19, 2015.

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).